Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in Millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$373	309	249	210	296
One-Third of Rents, Net of Income from Subleases	29	32	29	28	28
Preferred Stock Dividends	75	75	67	37	35

Total Fixed Charges	$477	416	345	275	359

Earnings:
Income Before Income Taxes	$2,065	2,365	2,028	2,598	2,210
Fixed Charges, Excluding Preferred Stock Dividends	402	341	278	238	324

Total Earnings	$2,467	2,706	2,306	2,836	2,534

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.17x	6.50x	6.68x	10.31x	7.06x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$578	495	451	412	512
One-Third of Rents, Net of Income from Subleases	29	32	29	28	28
Preferred Stock Dividends	75	75	67	37	35

Total Fixed Charges	$682	602	547	477	575

Earnings:
Income Before Income Taxes	$2,065	2,365	2,028	2,598	2,210
Fixed Charges, Excluding Preferred Stock Dividends	607	527	480	440	540

Total Earnings	$2,672	2,892	2,508	3,038	2,750

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.92x	4.80x	4.59x	6.37x	4.78x